UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TICKETMASTER ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

88633P302

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 88633P302

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) None

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

TICKETMASTER ENTERTAINMENT, INC.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D (“Initial Schedule 13D”) originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on August 29, 2008 (the “Liberty Schedule 13D”), as amended by Amendment No. 1 thereto filed on February 25, 2009 (“Amendment No. 1” together with Initial Schedule 13D, the “Liberty Schedule 13D”) and relates to the common stock, par value $.01 per share (the “Common Stock”), of Ticketmaster Entertainment, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.  As set forth below, the Reporting Person no longer beneficially owns, or has power to vote or direct the vote of, any shares of the Common Stock and accordingly this Amendment No. 2 constitutes the final amendment to the Liberty Schedule 13D and an exit filing for the Reporting Person.

Item 2.  Identity and Background.

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On January 25, 2010, the Issuer consummated the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) with Live Nation, Inc., a Delaware corporation (“Live Nation”).  Pursuant to the Merger Agreement, the Issuer merged with and into a Delaware limited liability company and wholly owned subsidiary of Live Nation (“Merger Sub”) and Merger Sub continued as the surviving corporation following the

Merger (the “Merger”).  At the effective time of the Merger (“Effective Time”), each issued and outstanding share of the Common Stock held by the Reporting Person was converted into the right to receive 1.474 shares of Live Nation common stock, par value $0.01 per share (“LN Common Stock”).  Also at the Effective Time, the Spinco Agreement and the registration rights agreement dated as of August 20, 2008 between the Issuer and Liberty ceased to be of any force and effect with respect to the Common Stock or the LN Common Stock.

Item 5.  Interest in Securities of the Issuer.

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

(a)  and (b)  The responses of the Reporting Person to Rows (7) through (13) of the second page of this Amendment are incorporated herein by reference.  As a result of the completion of the Merger on January 25, 2010, the Reporting Person no longer beneficially owns any shares of Common Stock.  Except as previously disclosed in the Schedule 13D, to the knowledge of the Reporting Person, no Schedule 1 Person beneficially owns shares of Common Stock.

(c)  Except as described herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has acquired or disposed of any shares of Common Stock in the past sixty days.

(d)  Not applicable.

(e)  January 25, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Item 4 is incorporated by reference in this Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2010	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
Name: Charles Y. Tanabe
Title: Executive Vice President and General Counsel

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado  80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty